LEHMAN BROTHERS

August 7, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EVERCORE PARTNERS INC.
Registration Statement on Form S-1 (File No. 333-134087)

Dear Sir or Madam:

The undersigned Underwriters of the proposed public offering of up to 4,542,500 shares of Class A Common Stock, hereby join Evercore Partners Inc.’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 11:00 a.m. (New York time) on August 10, 2006 or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 31, 2006 through the date hereof:

Preliminary Prospectus dated July 31, 2006:

12,038 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned, as representatives of the several Underwriters, advise that the undersigned have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC. GOLDMAN, SACHS & CO. J.P. MORGAN SECURITIES INC. KEEFE, BRUYETTE & WOODS, INC. FOX-PITT, KELTON INCORPORATED E*TRADE SECURITIES LLC

By: LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale
Victoria Hale Vice President